Exhibit 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

March 24, 2020

Item 3.
News Release

A news release was disseminated via Global Newswire and filed on SEDAR on March 24, 2020.

Item 4.
Summary of Material Change

On March 24, 2020 the Company reported that, in accordance with the Quebec provincial government-mandated restrictions to address the COVID-19 situation in the province announced on March 23, 2020, it will temporarily minimize operations at its Lamaque mine until April 13, 2020. The Company also reported that it has received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of underground production from the Triangle deposit at Lamaque from 1,800 tonnes per day (“tpd”) to 2,650 tpd, once operations resume.

Item 5.
Full Description of Material Change

On March 24, 2020 the Company reported that, in accordance with the Quebec provincial government-mandated restrictions to address the COVID-19 situation in the province announced on March 23, 2020, it will temporarily minimize operations at its Lamaque mine until April 13, 2020. The Company also reported that it has received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of underground production from the Triangle deposit at Lamaque from 1,800 tonnes tpd to 2,650 tpd, once operations resume.

Effective March 25, 2020, Eldorado will ramp down operational activity and maintain only essential personnel on site responsible for maintaining appropriate health, safety, security and environmental systems. The Company remains committed to resuming operations in a timely manner once the suspension is lifted.

The Company continues to monitor the operating environment closely in the jurisdictions where it operates. Eldorado has implemented additional controls at all its operations and offices around the globe to further protect the health and safety of its workforce, their families and neighboring communities, which include:

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Restricting site access and conducting employee screening measures, such as thermometric testing;
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Putting social-distancing protocols in place and encouraging increased hand-washing;
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Educating workforce and local communities about symptoms and transmission of the virus with clear instructions to stay home if one feels unwell;
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Halting all non-essential travel; and
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Liaising with governments, regulators and other external stakeholders to closely monitor developments.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: the duration or extent of the restrictions and suspensions with respect to our operations at Lamaque,and the effect that any such restrictions or suspensions may have on our operations and our financial and operational results; the ability of the Company to continue with any operations at Lamaque or our other operations, or to successfully maintain our Lamaque operations while they are temporarily suspended ,or to restart or ramp-up these operations efficiently or economically, or at all, the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; our expectation as to our future financial and operating performance, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic minimized or not long-term; tonnage of ore to be mined and processed; ore grades and recoveries, decommissioning estimates, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society,; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this reoirt, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:
Tim Garvin
Executive Vice President and General Counsel
Telephone number:
(604) 601 6692

Item 9.
Date of Report

March 26, 2020